Contact

www.linkedin.com/in/
prakashbuchireddy (LinkedIn)
Sustaino.Life (Company)

Top Skills

Requirements Analysis

21 CFR Part 11

SDLC

Languages

Telugu (Native or Bilingual)

Kannada (Professional Working)

English (Native or Bilingual)

Prakash Buchireddy

Founder & CEO at Sustaino®, an Integrated Life Community Developer

Raleigh-Durham-Chapel Hill Area

Summary

Prakash has over 20 years of expertise in developing software products for the Pharmacovigilance industry. He has a successful track record of delivering innovative solutions from conception to execution. With a wealth of experience in various roles, including software engineer, product architect, product manager, and account director, he brings a comprehensive understanding of product development to the table.

Prakash's passion for real estate development and sustainability led to the founding of Sustaino.Life in early 2021. Our mission is to create eco-friendly residential communities that prioritize the well-being of all forms of life. At Sustaino.Life, we believe in promoting harmony and balance to provide a safe, sustainable environment for our residents and the surrounding wildlife, including birds and microorganisms. By emphasizing sustainability, we are working to create a better future for all.

For more details, please visit https://Sustaino.Life

Experience

Sustaino.Life

Founder & CEO

April 2021 - Present (4 years 4 months)

Raleigh-Durham-Chapel Hill Area

Sustaino.Life is a company that develops self-sustaining residential communities where all forms of life can thrive and reach their maximum potential. Our communities provide a safe, sustainable environment for wildlife, birds, and microorganisms while also serving the needs of our residents. By fostering harmony and balance within our communities, we strive to create a better future for all living beings.

IQVIA

Director / Principal, PV Consulting Operations
June 2017 - March 2021 (3 years 10 months)
Morrisville, NC

• Served as the Account Director for a leading global biopharmaceutical company, driving strategic partnerships and fostering a deep understanding of client needs to ensure alignment with business objectives.
• Oversaw the Pharmacovigilance (PV) Safety Platform, showcasing a commitment to spearheading innovation and maintaining rigorous regulatory compliance, thus reinforcing the company's market position and trustworthiness.
• Championed the delivery of numerous high-quality solutions, consistently meeting project timelines and budgetary constraints, reflecting strong project management skills and a focus on operational excellence.
• Introduced and successfully implemented a new quarterly release model, significantly enhancing the product lifecycle management and accelerating time-to-market for critical updates.
• Revamped the demand management process, optimizing workflow and resource allocation, thereby increasing efficiency, reducing overheads, and improving service delivery.
• Cultivated a high-performing global delivery team, instilling a culture of excellence, collaboration, and continuous improvement, thereby driving the company toward achieving its strategic goals and maintaining competitive advantage.

ArisGlobal

10 years 6 months

Associate Director / Global Practice Manager, Professional Services
December 2014 - May 2017 (2 years 6 months)
Princeton, NJ

• Spearheaded the development and launch of a consulting practice specializing in Safety Case Triage and Medical Communications solutions, aligning with industry demands and driving business growth.
• Led a landmark project to revolutionize Safety Case Triage through the deployment of agTracker at the FDA, leveraging advanced technologies like NLP and OCR, and adhering to E2B standards. This initiative significantly enhanced operational efficiency and regulatory compliance.
• Consistently recognized for delivering exceptional client satisfaction, reflecting a strong commitment to understanding and fulfilling client needs and fostering long-term business relationships.

• Orchestrated comprehensive project management, encompassing initial scoping, phase planning, architectural design, and resource allocation, ensuring projects were delivered on time, within scope, and in alignment with client expectations.

• Negotiated and managed project scopes meticulously, ensuring adaptability and precision in requirement gathering, thereby maximizing project success and client satisfaction.

• Provided expert guidance and strategic advisory as a Subject Matter Expert (SME) in complex engagements, enhancing the company's reputation for thought leadership and contributing to sustained business growth.

Principal Consultant / Solutions Manager
April 2010 - November 2014 (4 years 8 months)
Stamford, CT

• Established a reputation as a Subject Matter Expert (SME) in Drug Safety and Pharmacovigilance, leveraging a deep understanding of industry regulations and standards (such as E2B, EV 7.2, Volume 9a, ICH M5, and 21 CFR Part 11) to guide strategic decisions and ensure compliance in all business operations.

• Championed global implementations of comprehensive safety suite products (including ARISg, E2B, IRT, OST, CCM, and agEncoder), demonstrating exceptional leadership in project management and a keen ability to align technology solutions with business needs.

• Drove Business Process Optimization initiatives, streamlining End-to-End Safety Case Processing and Global Regulatory Submissions, resulting in enhanced operational efficiency and improved compliance posture.

• Played a pivotal role in Data Management initiatives, actively participating in Data Migrations and Cleansing activities, ensuring data integrity, and enabling informed, data-driven decision-making.

• Oversaw rigorous Software Validation processes and User Acceptance Testing, ensuring that software solutions met stringent quality standards and user requirements, thereby enhancing system reliability and user satisfaction.

• Provided strategic oversight for post-implementation support (hypercare) phases, ensuring smooth transitions and continuous support, ultimately enhancing customer satisfaction and trust in major deployments.

Senior Product Manager
December 2006 - March 2010 (3 years 4 months)
Bangalore, India

• Established the Functional Architecture for a range of Drug Safety Solutions, showcasing a pioneering approach to system design and a commitment to setting industry standards.
• Excelled in Requirements Engineering, demonstrating exceptional skills in gathering, analyzing, and eliciting requirements while effectively bridging the gap between Business stakeholders and IT teams.
• Spearheaded Market Research and Competitor Intelligence initiatives, strategically positioning products by integrating innovative features and maintaining a competitive edge in the market.
• Fostered close collaboration with engineering and testing teams, providing crucial Design inputs and ensuring that the final product functionalities aligned perfectly with business objectives.
• Embraced the Product Owner role within Agile frameworks, effectively prioritizing product backlogs, guiding sprint planning, and ensuring that team efforts were aligned with strategic business goals.
• Utilized advanced tools such as MS Visio and Rational Rose for meticulous system design and modeling, enhancing the clarity and effectiveness of communication with technical teams.
• Ensured the highest standards of product documentation by reviewing and approving key documents such as Functional Specification Documents (FSD), Functional and Technical Configuration Documents (FTCD), Process Qualification Test Configuration Documents (PQ TCDs), and User Guides (UGs).
• Played a crucial role in strategic decision-making regarding product releases, feature prioritization, and scope management, ensuring alignment with business objectives and market needs.
• Actively engaged in pre-sales activities, including product demonstrations, workshops, and responses to RFP/RFI queries, effectively communicating the value proposition and differentiators of the products.

GE Healthcare
Sr. Systems Specialist
April 2005 - November 2006 (1 year 8 months)
Bangalore, India

• Technical Project Manager for Real-time acquisition Controller (RTAC) deliveries in a cross-functional global environment.
• Designed & Built various features for Innova, a minimally invasive cardiovascular medical device product series
• Programmed in C++ on Win2k /VxWorks operating system.
• Lead IT infrastructure projects to improve the team's productivity

BIOVIA
Lead - Extended Product Development
2004 - 2005 (1 year)
Bengaluru, Karnataka, India

• Established offshore development for MS Modeling suite
• Lead design and delivery of Pan analytical XRDML and Rigaku Importers on MS Modeling suite
• Programmed in C++, VC++, ATL, COM, MFC, STL technologies

ArisGlobal
Software Engineer / Project Leader - Product Development
1998 - 2004 (6 years)
Bengaluru, Karnataka, India

• Architected & Lead development of E2BGateway, a first to the market E2B (Paperless regulatory data transfer) automation solution.
• Developed Spanish CIOMS reports, Document management solution(like Documentum) and PSUR Summary Tabulations for ARISg Product.
• Programmed in C++, VC++, Oracle, XML, COM, MFC, Rogue Wave Tools.h++ technologies.

Education

Indian Institute of Management Bangalore
Executive General Management Programme (EGMP), Corporate Strategy, Operations, Economics, Finance, and Marketing · (April 2007 - March 2008)

Indira Gandhi National Open University
Master's Degree, Programming and Data Structures in 'C' and Pascal; DBMS, Operations research, Computer Architecture

Govt. Institute of Electronics (GIOE), Secunderabad, India
Special Diploma in Computer Engineering, a 3.5 years Sandwich Course, Unix & C, Computer Architecture, Computer Networks, Operating systems and Systems Programming · (1992 - 1996)